The Fund held its joint annual meeting of shareholders on April 30,2013. Common/Preferred shareholders voted as indicated below:
                                                                   Withheld
Income Opportunity      			Affirmative	   Authority
Re-election of James A. Jacobson
Class II to serve until the annual meeting for
the 2015-2016 fiscal year 			13,191,167 	   269,794
Re-election of John C. Maney+
Class II to serve until the annual meeting for
the 2015-2016 fiscal year 			13,249,274 	   211,687

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Bradford K. Gallagher, Hans W. Kertess, William B. Ogden, IV, and Alan Rappaport continued to serve as Trustees of the Fund.

+ Interested Trustee